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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

WESTAFF, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
957070 10 5
(CUSIP Number)
DelStaff, LLC
c/o H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, FL 33131
Attention: John Black
Telephone: (305) 379-2322
with copies to:

H.I.G Capital, L.L.C.	Greenberg Traurig, LLP
1001 Brickell Bay Drive, 27th Floor	77 West Wacker Drive
Miami, Florida 33131	Chicago, Illinois 60601
Attention: Richard H. Siegel, Esq.	Attention: Paul Quinn, Esq.
Telephone: (305) 379-2322	Telephone: (312) 456-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
     This Amendment No. 3 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by (i) DelStaff, LLC, a Delaware limited liability company, (ii) H.I.G. Staffing 2007, Ltd., a Cayman Islands exempted company, (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership, (iv) H.I.G. Advisors III, L.L.C., a Delaware limited liability company, (v) H.I.G.-GPII, Inc., a Delaware corporation, (vi) Sami W. Mnaymneh, an individual and (vii) Anthony A. Tamer, an individual, with the Securities and Exchange Commission on March 13, 2007, as amended by Amendment No. 1, filed with the SEC on March 14, 2007 and by Amendment No. 2, filed with the SEC on April 2, 2007 (the ‘‘Schedule 13D’’). Items 4, 6 and 7 of the Schedule 13D are amended as set forth below, and all other items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following supplemental information:
     “On April 30, 2007, DelStaff, the Issuer, Mr. Stover and Michael T. Willis entered into a governance agreement (the “Governance Agreement”), which provides for the following:
     Appointment of Directors. Promptly (but in no event later than 10 days after the Issuer files a Schedule 14F Information Statement with the SEC pursuant to Rule 14F-1 of the Exchange Act (the “Schedule 14F”), which Schedule 14F must be filed on Tuesday, May 1, 2007, or as soon thereafter as possible) or as otherwise described below, the Issuer and DelStaff will:

•	Expansion of Board. Amend the Issuer’s bylaws to expand the size of the Board to nine directors, adding one class I directorship, two class II directorships and one class III directorship.

•	Resignation of Patricia A. Newman. On May 1, 2007, or as soon thereafter as possible, accept the resignation of Patricia A. Newman as President and Chief Executive Officer of the Issuer (the “Chief Executive Officer”) and as a class II director.

•	Appointment of DelStaff’s Nominees. Cause the Board to fill the resulting vacancies with Michael T. Willis, John R. Black, Michael R. Phillips, Gerald E. Wedren and John G. Ball (collectively, the “DelStaff Directors”) and take certain other actions so that, immediately thereafter, the Board will consist of the following directors in the following classes:

Class I Directors (term to expire in 2009):
(1) Ronald D. Stevens
(2) Gerald E. Wedren
(3) John G. Ball

Class II Directors (term to expire in 2010):
(4) Janet M. Brady
(5) John Black
(6) Michael Phillips

Class III Directors (term to expire in 2008):
(7) W. Robert Stover
(8) Michael Willis
(9) Jack D. Samuelson

Ms. Brady, Mr. Samuelson, Mr. Stevens, Mr. Wedren and Mr. Ball will each be considered “independent” for the purposes of the Governance Agreement (meaning independent as defined by the listing standards of the NASDAQ Global Market or, if the Issuer’s securities are listed on another national securities exchange having equivalent or more stringent requirements, the standards applicable to such exchange (hereinafter referred to as “Independent”)).

•	Chairman. Cause the Board to reappoint Mr. Stover as Chairman of the Board (the “Chairman”).

•	Audit Committee. Cause the Board to appoint Mr. Stevens, Mr. Samuelson and Mr. Wedren as members of the Audit Committee of the Board, with Mr. Stevens serving as the chairperson.

•	Compensation Committee. Cause the Board to appoint Ms. Brady, Mr. Black and Mr. Ball as members of the Compensation Committee of the Board, with Ms. Brady serving as the chairperson.

•	Nominating and Corporate Governance Committee. Cause the Board to appoint Ms. Brady, Mr. Black and Mr. Wedren as members of the Nominating and Governance Committee of the Board, with Ms. Brady serving as the chairperson.
     On-Going Board Composition. Subject to any federal or state securities laws and exchange listing standards that are applicable to the Issuer, DelStaff and the Issuer will ensure that:
•	Size of the Board. The size of the Board will remain at nine directors, with three class I directors, three class II directors and three class III directors. Each class of directors will serve for a three-year term.

•	Majority Independent. A majority of the Board will consist of directors who are Independent.

•	DelStaff “Affiliated” Directors. If any of Messrs. Willis, Black or Phillips or their replacements (collectively, the “DelStaff Affiliated Directors”) are no longer able to serve as a director for any reason whatsoever, DelStaff will have the right to cause the Board to fill such vacancy with an individual nominated by DelStaff.

•	DelStaff “Independent” Directors. If any of Messrs. Wedren or Ball or their replacements (collectively, the “DelStaff Independent Directors”) are no longer able to serve as a director for any reason whatsoever, DelStaff will have the right to cause the Board to fill such vacancy with an individual nominated by DelStaff, provided that such nominee is Independent.

•	Issuer Directors. If any of Ms. Brady, Mr. Stevens or Mr. Samuelson (collectively, the “Issuer Independent Directors”) are no longer able to serve as a director for any reason whatsoever, such vacancy will be filled with an individual nominated by the Nominating and Governance Committee of the Board and approved, in their sole discretion, by a majority of the DelStaff Independent Directors and the Issuer Independent Directors, provided that such replacement must be Independent and cannot be (or have been during the three years prior to such determination) an officer, director, employee, partner or consultant of or to DelStaff, Mr. Willis or any of their respective affiliates (which for DelStaff means any Reporting Person and any company majority owned by a Reporting Person). If Mr. Stover (or any of his replacements) is no longer able to serve as a director for any reason whatsoever (including upon Mr. Stover’s resignation as described below), such vacancy will be filled with an individual nominated by the Nominating and Corporate Governance Committee and approved, in their sole discretion, by a majority of the Independent directors. The Nominating and Governance Committee will have the exclusive authority to select and approve all director candidates that are submitted for approval as described in this paragraph.

•	Committees. The Board will maintain an Audit, Compensation and Nominating and Governance Committee, each of which will be comprised of three directors. Other than the Audit Committee, which must be comprised only of DelStaff Independent Directors or Issuer Independent Directors, each committee must include one DelStaff Affiliated Director, one DelStaff Independent Director one Issuer Independent Director. Any other committees of the Board will consist of a majority of directors who are Independent. At least one DelStaff Affiliated Director may attend all Audit Committee meetings, except that such director will not be permitted to attend the executive sessions of the Audit Committee and will not have a vote on the Audit Committee.
     Conduct of the Board. The Board will meet no less than quarterly. At least 50% of the meetings of the Board will be held within 50 miles of San Francisco. The Issuer will obtain and maintain in full force and effect directors’ and officers’ liability insurance and will pay all premiums due on such policy as they become due with a carrier and in an amount satisfactory to the Board. In addition, the Issuer will not cause any material diminution of the policy limits of or coverage provided by such policy without the consent of the Board.
     Board Fees. All directors who are not employees of the Issuer will be paid, subject to future increases upon recommendation by the Compensation Committee, at least a $25,000 retainer per year and an additional $6,000 annual fee for committee chairmanship, plus an additional fee of $1,000 per Board or committee meeting attended in person or $500 for each telephonic Board or committee meeting attended. However, if a Board meeting and a committee meeting are held on the same day, the total fee will not exceed $1,000 per day. Any director who is not an employee of the Issuer will be promptly reimbursed for his or her reasonable expenses in performing his or her duties as a director, including reasonable travel expenses incurred to attend any meeting of the Board or any committee.
     Chief Executive Officer. Upon Ms. Newman’s resignation as President and Chief Executive Officer, Mr. Willis will replace her as the new Chief Executive Officer. The terms of any employment or similar agreement with Mr. Willis as the Chief Executive Officer will be determined by a majority of the Independent directors upon the recommendation of the Compensation Committee.
     Resignation of Chairman. Immediately after the June Stockholders Meeting, Mr. Stover will resign as Chairman, as a director and as an employee of the Issuer. Immediately thereafter, if Mr. Willis is then serving as Chief Executive Officer, the Board (other than Mr. Willis, who will abstain) will make a determination regarding the appointment of Mr. Willis as Chairman.

     Satisfaction of Representation Event. The Representation Event will be deemed to occur at the earlier of (a) immediately after the June Stockholders Meeting and (b) the close of business on June 29, 2007. On such date, (x) each Promissory Note will mature and DelStaff will pay the outstanding principal amount thereof, together with any accrued interest, (y) DelStaff’s perfected first and only lien on the Deposit will automatically be cancelled and (z) the Put Option will automatically expire.
     Standstill. Until 60 days after the date of the Governance Agreement (the “Standstill Termination Date”), DelStaff, Mr. Willis and their respective affiliates (which for DelStaff means any Reporting Person and any company majority owned by a Reporting Person) will not acquire beneficial ownership of any voting securities of the Issuer other than the Shares. However, in the event that the Issuer issues shares of Common Stock or securities convertible into or exercisable for Common Stock after the date of the Governance Agreement and prior to the Standstill Termination Date (other than pursuant to the Issuer’s existing equity incentive plans), DelStaff will have the right to purchase its pro rata share of any such shares or other securities.
     Amendment to Certificate of Incorporation. Promptly after the date of the Governance Agreement, the Issuer and DelStaff will take all action necessary to amend the Issuer’s certificate of incorporation to permit any stockholder that beneficially owns 20% or more of the Issuer’s outstanding voting securities to call a special meeting of the stockholders of the Issuer, including calling and holding a special meeting of stockholders of the Issuer for the purpose of approving and adopting the foregoing amendment. Such stockholders meeting is currently scheduled to be held on June 29, 2007.
     Other Matters. The Governance Agreement also contains provisions regarding transactions between the Issuer and any of DelStaff, Mr. Willis or any of their respective affiliates, DelStaff’s obligation to notify the Board prior to entering into an definitive agreement to sell all or substantially all of the Common Stock held by DelStaff, DelStaff’s confidentiality obligation and certain other covenants.
     Term and Termination. The Governance Agreement will terminate if and when DelStaff, Mr. Willis and their respective affiliates collectively cease to beneficially own securities representing at least 20% of the outstanding voting securities of the Issuer and have filed a Schedule 13D or 13G reporting such change of beneficial ownership.
     The foregoing summary of the Governance Agreement is qualified in its entirety by the full text of the Governance Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.7, and incorporated in its entirety in this Item 4 by reference.
     On May 1, 2007, Mr. Stover took action under the relevant provisions of the certificate of incorporation and bylaws of the Issuer to postpone the originally scheduled May Board Meeting to, and to call in writing a special meeting of the Board to be held on, Wednesday, May 9, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “May 9 Board Meeting”), and cancel and rescind the written notice of the originally scheduled May Board Meeting. The written postponement of the May Board Meeting and call of the May 9 Board Meeting made by Mr. Stover provides that the current purposes of the May 9 Board Meeting are to (i) set the record date for the June Stockholders Meeting, (ii) approve the notice of the June Stockholders Meeting and the proxy statement for the June Stockholders Meeting, (iii) amend the bylaws to expand the size of the Board to nine directors and fill the resulting vacancies with the DelStaff Directors (which director nominees will not take office until the tenth day after the Issuer files the Schedule 14F) and take all other action required to be taken by Section 1.1 of the Governance Agreement, to implement the foregoing and the other provisions of such Section 1.1, and (iv) take any and all other actions as may be necessary or desirable in furtherance of the foregoing actions. The foregoing purposes may be revised or modified by Mr. Stover as necessary to accommodate or effect the intention of the foregoing purposes.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended to add the following supplemental information:
     “The description of the Governance Agreement contained in Item 4 is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits
     The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following Exhibit:

Exhibit 99.7	Governance Agreement, dated as of April 30, 2007, by and among DelStaff, the Issuer, W. Robert Stover and Michael T. Willis

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.
Dated: May 1, 2007

DELSTAFF, LLC
By:	/s/ John Black
	Name:	John Black
	Title:	Manager

H.I.G. STAFFING 2007, LTD.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	Director

H.I.G- GPII, INC.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

H.I.G. ADVISORS III, L.L.C. By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

H.I.G. CAPITAL PARTNERS III, L.P. By: H.I.G. Advisors III, L.L.C. Its: General Partner

By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer